UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 13, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Apria Healthcare Group Inc.

File No. 333-168159 - CF# 25409

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Apria Healthcare Group, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on July 16, 2010.

Based on representations by Apria Healthcare Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.2	through May 14, 2016
Exhibit 10.3	through May 14, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel